UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 7)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Register.com, Inc.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    75914G101
                                    ---------
                                 (CUSIP Number)


                Mr. James A. Mitarotonda c/o Barington Companies
                              Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                               September 14, 2005
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

      This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 22, 2004, as amended by Amendment No. 1 filed on May 25, 2004, Amendment No. 2 filed on February 9, 2005, Amendment No. 3 filed on June 8, 2005, Amendment No. 4 filed on June 10, 2005, Amendment No. 5 filed on July 1, 2005 and Amendment No. 6 filed on August 12, 2005 (together, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Register.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 575 Eighth Avenue, 8th Floor, New York, New York 10018.

Item 4.           Purpose of Transaction.
                  ----------------------

      The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

      Certain of the Reporting Entities - Ramius Capital Group, LLC ("Ramius Capital"), Barington Companies Equity Partners, L.P. ("Barington"), Starboard Value & Opportunity Fund, LLC ("Starboard"), Barington Companies Offshore Fund, Ltd. (BVI) ("BVI"), Parche, LLC ("Parche") and James A. Mitarotonda, as well as RCM Acquisition Co., LLC ("RCM"), an affiliate of certain of the Reporting Entities - entered into a letter agreement with the Company dated September 13, 2005 (the "Letter Agreement") whereby, among other things, Barington (1) has withdrawn its nomination of directors for the Company's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting") and (2) agreed to promptly withdraw its preliminary proxy material filed with the Securities and Exchange Commission with respect to the 2005 Annual Meeting. In addition, the Letter Agreement provides that the Company will immediately reimburse RCM $250,000 for certain expenses incurred by RCM and its affiliates and associates and that an additional $250,000 of expense reimbursement will be payable by the Company to RCM immediately after the consummation of the transactions contemplated by the Agreement and Plan of Merger dated as of August 9, 2005 between the Company and Ranger Holdco, Inc. and Ranger Mergerco, Inc. (the "Merger Agreement"). The Letter Agreement further provides, among other things, that upon the earliest of
(x) the termination of the Merger Agreement, (y) a vote by the Company stockholders against approval of the Merger Agreement or (z) February 28, 2006, if the transactions contemplated by the Merger Agreement have not been consummated by that date (the earliest of (x), (y), and (z) being the "Expiration Date"), the Company will call and use its reasonable best efforts to hold a meeting of the Company's stockholders for the purpose of electing directors to the Company board of directors not less than 45 days nor more than 75 days after the Expiration Date. The Letter Agreement also terminates the settlement agreement, dated as of June 9, 2003 (as amended, the "Settlement Agreement"), among the Company, Barington, RCM, and others, which contained certain "standstill" restrictions which, among other things, prevented the parties subject thereto from purchasing more than 15% of the Common Stock. A copy of such Letter Agreement is attached as Exhibit 99.11 hereto.

      On September 14, 2005, each of Barington, BVI, Starboard and Parche entered into certain voting agreements with Ranger Holdco, Inc. pursuant to which they agreed, among other things, to vote their shares of Common Stock in favor of approval of the Merger Agreement. A copy of the form of such voting agreements is attached as Exhibit 99.12 hereto.

      Following extensive negotiations with Vector Capital Corporations, on September 14, 2005, Barington, BVI, RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., Starboard and Parche (the "Investors") committed to provide up to $20 million to Ranger Holdco, Inc. to fund a portion of the equity required to consummate the proposed acquisition of the Company in exchange for an equity investment in Ranger Holdco, Inc. The capital contribution will be in the form of shares of Common Stock valued at $7.81 per share, as well as cash. In exchange for their investment, the Investors will receive equity in Ranger Holdco, Inc. and, as a group, will have the right to designate two directors of the Ranger Holdco, Inc. board and will be reimbursed for up to $220,000 of expenses incurred in connection with their investment. A copy of the equity commitment agreement is attached as Exhibit 99.13 hereto.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

      Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.       Exhibit Description
-----------       -------------------

99.11 Letter agreement dated September 13, 2005 between Barington Companies Equity Partners, L.P., Barington Companies Offshore Fund Ltd. (BVI), James A. Mitarotonda, Ramius Capital Group, LLC, Starboard Value & Opportunity Fund, LLC and Parche, LLC, on the one hand, and the Company, on the other hand.

99.12 Form of voting agreement dated September 14, 2005 entered into by each of Barington Companies Equity Partners, L.P., Barington Companies Offshore Fund Ltd. (BVI), Starboard Value & Opportunity Fund, LLC and Parche, LLC, on the one hand, and Ranger Holdco, Inc., on the other hand.

99.13 Equity Commitment Agreement dated September 14, 2005 between Barington Companies Equity Partners, L.P., Barington Companies Offshore Fund Ltd. (BVI), RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., Starboard Value & Opportunity Fund, LLC and Parche, LLC, on the one hand, and Ranger Holdco, Inc., on the other hand.

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 15, 2005

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                       By: Barington Companies Investors,
                                           LLC, its general partner


                                       By: /s/ James A. Mitarotonda
                                          -------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member


                                       BARINGTON COMPANIES INVESTORS, LLC


                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member


                                       /s/ James A. Mitarotonda
                                       ----------------------------------------
                                       James A. Mitarotonda


                                       BARINGTON COMPANIES OFFSHORE FUND,
                                       LTD. (BVI)


                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President


                                       BARINGTON COMPANIES ADVISORS, LLC


                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Authorized Signatory

                                       BARINGTON CAPITAL GROUP, L.P.
                                       By:  LNA Capital Corp., its general
                                            partner

                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President and CEO


                                       LNA CAPITAL CORP.


                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President and CEO


                                       PARCHE, LLC
                                       By: Admiral Advisors, LLC, its managing
                                           member


                                       By: /s/ Jeffrey M. Solomon
                                           ----------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory


                                       STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                       By: Admiral Advisors, LLC, its managing
                                           member


                                       By: /s/ Jeffrey M. Solomon
                                           ----------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory


                                       ADMIRAL ADVISORS, LLC
                                       By:  Ramius Capital Group, LLC, its
                                            sole member


                                       By: /s/ Jeffrey M. Solomon
                                           ----------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory

                                       RAMIUS CAPITAL GROUP, LLC
                                       By:  C4S & Co., LLC, its Managing
                                            Member


                                       By: /s/ Jeffrey M. Solomon
                                           ----------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Managing Member


                                       C4S & CO., LLC


                                       By: /s/ Jeffrey M. Solomon
                                           ----------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Managing Member


                                       /s/ Jeffrey M. Solomon
                                       --------------------------------------
                                       Jeffrey M. Solomon, individually and
                                       as attorney-in-fact for Peter A.
                                       Cohen, Morgan B. Stark, and Thomas W.
                                       Strauss


                                       MILLENCO, L.P.
                                       By: Millennium Management,
                                           L.L.C., its general partner

                                       By: /s/ Terry Feeney
                                          -----------------------------------
                                       Name:  Terry Feeney
                                       Title: Chief Operating Officer


                                       MILLENNIUM MANAGEMENT, L.L.C.

                                       By: /s/ Terry Feeney
                                          ----------------------------------
                                       Name:  Terry Feeney
                                       Title: Chief Operating Officer

                                       /s/ Israel A. Englander by Simon M.
                                       Lorne pursuant to Power of Attorney
                                       previously filed with the SEC
                                       -------------------------------------
                                       Israel A. Englander